UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): July 13, 2007



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane, Suite 101 Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

The Dixie Group, Inc. issued a press release on July 13, 2007 announcing a restatement of its consolidated financial statements for the years ended December 30, 2006, December 31, 2005, and December 25, 2004, and the three and six months periods ended July 1, 2006 and nine month period ended September 30, 2006, as described below in more detail. A copy of this press release is attached hereto as Exhibit 99.1.

Item 4.02(a)   Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

We are amending and restating our original Annual Report on Form 10-K for the fiscal year ended December 30, 2006, together with the Quarterly Reports on Form 10-Q for the second and third quarters of the fiscal year ended December 30, 2006 to correct the following classification errors:

- The classification of certain pension expenses as costs of discontinued operations; and

- The classification of income tax payments as investing activities.

The amendments reclassified certain pension costs from discontinued operations to continuing operations in the Company's Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the fiscal year ended December 30, 2006 and December 31, 2005 and the Company's Consolidated Condensed Statements of Operations and Consolidated Condensed Statements of Cash Flows for the three and six months ended July 1, 2006 and the nine months ended September 30, 2006.

The Company had classified pension expense related to employees of its textile operations based on its interpretation that APB 30 requires that such expenses be treated as costs of discontinued operations. The pension expenses related to former employees of the Company's textile operations that were discontinued in 1998 and sold in 1999 and prior years. The Company's original classification of such pension costs and their presentation in its consolidated financial statements was reviewed with Ernst & Young, LLP, its independent registered public accounting firm, who concurred with the Company's presentation. Based on the Company's review of its presentation, the Company is now classifying these costs in continuing operations in accordance with the requirements of SFAS 88, as clarified by the answer to Question 37 in the FASB Special Report, "A Guide to Implementation of Statement 88 on Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits: Questions and Answers".

In determining its original classification for the income tax payments, as cash flows from investing activities, the Company considered the fact that these income tax payments directly related to the sale of a business and discussed the presentation with its independent registered public accounting firm, which concurred with that presentation. The amendment reclassified these income tax payments as cash flows from operating activities in accordance with paragraph 23(c) of SFAS 95.

As a result of the reclassifications discussed above, modifications were required to previously filed notes to the Company's consolidated financial statements and other sections of the Form 10-K and Form 10-Q's to make conforming changes.

The Company revised its presentation of comprehensive income to prominently display the details of comprehensive income in its Consolidated Statements of Stockholders' Equity and Comprehensive Income and made other conforming changes to the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

The Company also revised its discussion of disclosure controls and procedures and its report on internal control over financial reporting in its Report on Form 10-K for the fiscal year ended December 30, 2006 to discuss the above-referenced restatement and how such restatement affected its CEO's and CFO's conclusion regarding its disclosure controls and procedures and internal control over financial reporting. The Company has concluded that, solely because of the restatement, current interpretations of PCAOB Auditing Standard Number 2 require that it conclude, and it has concluded, that its disclosure controls and procedures and internal control over financial reporting were not effective as of December 30, 2006. The Company has remediated the control deficiency represented by its classification of the pension costs and income tax payments by the restatement, and the Company's CEO and CFO have concluded that, as of the date hereof, its disclosure controls and procedures and internal control over financial reporting are effective.

On July 13, 2007, the Board of Directors of The Dixie Group, Inc. ("Dixie") concluded that due solely to the classification errors described above, its previously issued financial statements for the second and third quarters of 2006, and for the fiscal years ended December 30, 2006, December 31, 2005 and December 31, 2004 should be restated and should no longer be relied upon.

The Company has today filed a Report on Form 10-K/A for the fiscal year ended December 30, 2006, and Reports on Form 10-Q/A for the second and third quarters of the fiscal year ended December 30, 2006, to restate and amend its financial statements, as noted above.

The Company and the Audit Committee have discussed the matters disclosed in this Item 4.02(a) with Ernst & Young, LLP, the Company's independent public accounting firm.

A copy of the press release referred to above is filed as Exhibit 99.1 to this Form 8-K.

Item 9.01   **Financial Statements and Exhibits.**

    (c)   Exhibits
        99.1   Press release dated July 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2007   **THE DIXIE GROUP, INC.**

                                           /s/ Gary A. Harmon

                                           Gary A. Harmon
                                           Chief Financial Officer